

February 9, 2012

Via E-mail
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

>   **Re: Oro East Mining, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 30, 2012**
>   **File No. 333-177509**

Dear Mr. Chen:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please refer to your response to comment 2 of our November 22, 2011 letter. We are unable to locate the consent of Paritz & Co. Please advise or revise.

2.   Please refer to your response to comment 3 of our November 22, 2011 letter. Please revise the associated risk factor on page 15 to disclose that your disclosure controls and procedures were ineffective at September 30, 2011 because of a material weakness in your internal controls over financial reporting, as set forth in your Form 10-Q for the period then ended.

3.   We note your response to prior comment 4 in our letter dated November 22, 2011. However, as of this date, we have not received the Agetro Commodities report. Therefore, we reissue the comment.

4.   We note your response to prior comment 6 in our letter dated November 22, 2011. However, we are unable to locate the revised disclosure that you have referenced in your response. Please revise your disclosure accordingly or advise.

Cover Page of Prospectus

5.   You have not shown last sentence of the first paragraph in bold typeface, and we partially reissue prior comment 9 in our letter dated November 22, 2011.

6.   Please revise the prospectus cover page to quantify the net proceeds to be received by the selling shareholders. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary, page 4

7.   We note your revised disclosure in response to prior comment 14 in our letter dated November 22, 2011. Please confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Risk Factors, page 9

8.   We note your revised disclosure in response to prior comment 17 in our letter dated November 22, 2011, and we reissue it. The purpose of the risk factors section is to highlight risks that might affect a shareholder's investment in your shares, not management's ability to provide assurance as to a particular event occurring. Please revise the risk factors to eliminate statements such as "we cannot assure you" that an event might or might not happen, and instead revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management's view of the likelihood that it would occur. For example, see the fourth risk factor on each of pages 13 and 15.

Use of Proceeds, page 21

9.   We note your revised disclosure in response to prior comment 20 in our letter dated November 22, 2011. However, the narrative on page 21 states that estimated offering expenses are $10,000, while the Part II information states $16,889. Therefore, we reissue the comment.

10.   Your revised disclosure in response to prior comment 21 in our letter dated November 22, 2011 lists the components of Phase II activities. However, you have not quantified these components. Therefore, we reissue the comment.

11.   We note your revised disclosure in response to prior comment 22 in our letter dated
        November 22, 2011. Please further revise your disclosure to explain in greater detail the
        analyses performed by Mr. Chen in drafting the cost estimates, including references to
        the documents listed in the fourth paragraph on page 23, as appropriate.

<u>Plan of Distribution, page 28</u>

12.   We note your response to prior comment 26 in our letter dated November 22, 2011.
        However, your rationale for concluding that Tian Q. Chen and Danni Zhong are eligible
        for the Rule 3a4-1 under the Securities Exchange Act appears to be conclusory.
        Therefore, we reissue the comment. In this regard, identify the subsections of Rule 3a4-1
        (a) that you are relying upon.

13.   We note your response to prior comment 27 in our letter dated November 22, 2011.
        Please amend your filing to disclose the information provided in your response. Also
        disclose, with quantification, the amounts of such expected compensation to Mr. Chen
        and Ms. Zhong.

<u>Description of Business, page 33</u>

<u>General</u>

14.   Your response to prior comment 28 in our letter dated November 22, 2011 indicates that
        you have removed the Greentech information from your website. However, we note that
        your website still contains such information. Refer to the presentation located at
        <u>http://www.oroeast.com/wp-content/uploads/2010/08/Oro-East-PPT-Investors-Only-July-
        2010.pdf</u>. Therefore, we reissue the comment.

<u>Organization Within the Last Five Years, page 33</u>

15.   We note your response to prior comment 33 in our letter dated November 22, 2011.
        However, we are unable to locate your revised disclosure with respect to the Mineral
        Rights Sharing Agreement. Therefore, we reissue the comment.

<u>Government Approvals and Recommendations, page 42</u>

16.   Your response to prior comment 39 in our letter dated November 22, 2011 states that the
        Mineral Rights Agreement grants you all rights to engage in planned operations.
        However, we note that Section 11.1(e) of this agreement requires you to "secure all
        permits necessary or desireable for the purpose of Mining Operations." Therefore, we
        reissue the prior comment.

17.   We note your response to prior comment 40 in our letter dated November 22, 2011. Please submit, as supplemental information and not as part of your filing, copies of documents supporting your belief that the scope of mining activities to which the moratorium applies is limited to open pit mining. As a related matter, we are unable to locate in the filing where you have revised your disclosure relating to this moratorium, as you have indicated in your response. Please advise or revise accordingly.

18.   We note your response to prior comment 43 in our letter dated November 22, 2011. Please amend the Form S-1 to disclose the information provided in your response.

Financial Statements

Note 1(a) - Organization and Business

19.   We note your response to prior comment 56 in our letter dated November 22, 2011. However, you have not removed the statement ". . . to primarily meet the demands of the Chinese Government and companies for the mined minerals" from your financial statements, as indicated in your response. Therefore, we reissue the comment.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

20.   Your response to prior comment 58 in our letter dated November 22, 2011 regarding the availability of the Section 4(2) exemption appears to be a legal conclusion rather than a legal analysis. Therefore, we reissue our prior comment in part. Please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the private placement investors listed in the table on page II-2. Please also tell us how and by what means the investors were contacted or solicited with respect to the private placements.

Exhibits

21.   We note that you have revised the Exhibit table appearing on page II-4. Please make corresponding changes to the Exhibit table appearing on page II-8.

22.   Note 4 to the Exhibit table indicates that the legality opinion filed as Exhibit 5.1 is incorporated by reference to your Form 8-K filed on September 29, 2010. However, we are unable to locate this exhibit in the Form 8-K filing referenced. Please revise or advise.

23.   Revise the Exhibit table to include the Power of Attorney.

24.   Your response to prior comment 60 in our letter dated November 22, 2011 states, among others, that you have not filed the license to Greentech Sustainable Mining Technology because it is an oral contract. However, the fact that this license is not a written document does not obviate the requirement to file it as an exhibit. Please file a written description of this license as an exhibit to your amended Form S-1. Refer to Regulation S-K Compliance & Disclosure Interpretation 146.04 for guidance.

25.   Your response to prior comment 60 in our letter dated November 22, 2011 states, among others, that you have included documents relating to the Company's fee simple claim to MPSA 320-2010-XI and all material permits in Exhibit 10.6. However, we are unable to locate these documents. As a related matter, we note that under Section 11.1(e) of the Mineral Production Sharing Agreement the Company is required to *secure* permits necessary or desireable for the purposes of the mining operations. Please file these documents in your amended Form S-1 or advise.

26.   Your response to prior comment 62 in our letter dated November 22, 2011 indicates that you have filed all exhibits in their entirety. However, we note that you have not included the Annexes to Exhibit 10.6; therefore, we issue the prior comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael R. Clampitt

                                        Michael Clampitt
                                        Senior Counsel